



kw 3/17

UNITF
SECURITIES AND EX___
Washington, D.C. 20549

11021112

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ANNUAL AUDITED REPORT
SEC Mail Processing
FORM X-17A-5
Section
PART III
MAR 01 2011

SEC FILE NUMBER
8-66776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC
110

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES NETWORK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3525 HOLCOMB BRIDGE ROAD

(No. and Street)

NORCROSS   GA   30092

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ENRIQUE ALVAREZ   678-966-9445

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100   ATLANTA   GA   30339

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ENRIQUE ALVAREZ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES NETWORK LLC _____, as of DECEMBER 31 _____, 20 10 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES NETWORK LLC
Financial Statements
For the Year Ended
December 31, 2010
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Securities Network LLC

We have audited the accompanying statement of financial condition of Securities Network LLC, as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Network LLC, as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SECURITIES NETWORK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

	2010
Cash and cash equivalents	$ 93,084
Accounts receivable	2,950
Other receivables	1,253
Prepaid expenses and other	8,645
Total Assets	**$ 105,932**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 4,489
Accrued commissions	63,189
Deferred revenue	3,215
Total Liabilities	70,893
MEMBERS' EQUITY	35,039
Total Liabilities and Members' Equity	$ 105,932

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

	2010
REVENUES	
Commissions and advisory fees	$ 65,810
Consulting	182,039
Other	13,411
Total revenues	261,260
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	206,122
Communications	2,400
Occupancy	6,960
Other operating expenses	63,333
Total expenses	278,815
NET LOSS	$ (17,555)

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

	2010
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,555)
Adjustments to reconcile net loss to net cash used in operations:	
Depreciation	134
Decrease in accounts receivable	22,796
Decrease in other receivables	7,445
Decrease in accrued commissions	(29,421)
Decrease in accounts payable	(542)
Decrease in prepaid expenses	3,826
Increase in deferred revenue	3,215
NET CASH USED BY OPERATING ACTIVITIES	(10,102)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(12,000)
NET CASH USED BY FINANCING ACTIVITIES	(12,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,102)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	115,186
End of year	$ 93,084

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2010

Balance, December 31, 2009	$	64,594
Distributions to members		(12,000)
Net loss		(17,555)
Balance, December 31, 2010	$	35,039

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Securities Network LLC (the "Company"), a Delaware Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company executes investment securities transactions and provides investment advisory services for its customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its accounts at a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

The accounts receivable at December 31, 2010 are considered fully collectable and no reserve for doubtful accounts is provided.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2007.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Date of Management's Review – Subsequent events were evaluated through February 25, 2011, which is the date the financial statements were available to be issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $25,141, which was $20,141 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 2.8 to 1.0.

NOTE C – CONCENTRATIONS

The accounts receivable at December 31, 2010 is due from one customer.

NOTE D – RELATED PARTIES

All of the Company's customers are referrals from related parties.

The Company has a lease and services agreement with a company owned by its members. Under the agreement, which expires December 2011, the related entity provides the Company with office facilities and certain other general and administrative support in exchange for monthly fees approximately of $800. The agreement requires lease and service fees based on the Company's estimated allocable portion of these costs incurred by a related group of companies.

In addition, the Company pays the related company for regulatory, licensing and compliance assistance.

Payments to the related company for 2010 for its support and services were approximately $27,000.

NOTE E – RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company did not make a discretionary employer contribution for 2010.

NOTE F – CONTINGENCIES

The Company is engaged in litigation incurred in the normal course of business related to sale of an investment that is alleged to have been a Ponzi scheme. The Company has meritorious defenses and does not expect the outcome of this matter to have a significant adverse effect on its financial position. The range of loss, if any, cannot be estimated at February 25, 2011 and therefore there is nothing accrued in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SECURITIES NETWORK LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2010

NET CAPITAL:

Total members' equity	$ 35,039
Less nonallowable assets:	
Prepaid expenses	(8,645)
Accounts receivable - non-allowable	(1,253)
Net capital before haircuts	25,141
Less haircuts	-
Net capital	25,141
Minimum net capital required	5,000
Excess net capital	$ 20,141
Aggregate indebtedness	$ 70,893
Net capital based on aggregate indebtedness	$ 4,726
Ratio of aggregate indebtedness to net capital	2.8 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2010

There is no difference between net capital as reported in Form X-17A-5 and net capital stated above.

SECURITIES NETWORK LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members
Securities Network LLC

In planning and performing our audit of the financial statements of Securities Network LLC, for the year ended December 31, 2010, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Securities Network LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2011
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC